January 22, 2024

Christopher Bellacicco

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GraniteShares; File Nos. 333-214796, 811-23214

Dear Mr. Bellacicco:

On November 22, 2023, GraniteShares ETF Trust (the “Trust” or “Registrant”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of GraniteShares 1.5x Long NVDA Daily ETF, GraniteShares 1.5x Long COIN Daily ETF, GraniteShares 1.75x Long BABA Daily ETF, GraniteShares 1.5x Long META Daily ETF, GraniteShares 1.75x Long GOOGL Daily ETF, GraniteShares 1.5x Long AMZN Daily ETF, GraniteShares 1.75x Long AAPL Daily ETF, GraniteShares 1.25x Long AMD Daily ETF, GraniteShares 1.25x Long PLTR Daily ETF, GraniteShares 1.5x Long UBER Daily ETF, GraniteShares 1.5x Long DIS Daily ETF, GraniteShares 1.25x Long F Daily ETF, GraniteShares 1.5x Long NVDA Daily ETF, GraniteShares 1.5x Long COIN Daily ETF, GraniteShares 1.75x Long BABA Daily ETF, GraniteShares 1.5x Long META Daily ETF, GraniteShares 1.75x Long GOOGL Daily ETF, GraniteShares 1.5x Long AAL Daily ETF, GraniteShares 1.5x Short AAL Daily ETF, GraniteShares 1.75x Short AAPL Daily ETF, GraniteShares 1.25x Short AMD Daily ETF, GraniteShares 1.5x Short COIN Daily ETF, GraniteShares 1.5x Long JPM Daily ETF, GraniteShares 1.5x Short JPM Daily ETF, GraniteShares 1.5x Long LCID Daily ETF, GraniteShares 1.5x Short LCID Daily ETF, GraniteShares 1.5x Short META Daily ETF, GraniteShares 1.5x Short NVDA Daily ETF, GraniteShares 1.5x Long RIVN Daily ETF, GraniteShares 1.5x Short RIVN Daily ETF, GraniteShares 1.75x Long TSLA Daily ETF, GraniteShares 1.5x Short TSLA Daily ETF, GraniteShares 1.5x Long XOM Daily ETF, GraniteShares 1.5x Short XOM Daily ETF, GraniteShares 1.5x Long AAL Daily ETF, GraniteShares 1.5x Short AAL Daily ETF, GraniteShares 1.75x Short AAPL Daily ETF, GraniteShares 1.25x Short AMD Daily ETF, GraniteShares 1.5x Short COIN Daily ETF, GraniteShares 1.5x Long JPM Daily ETF, GraniteShares 1.5x Short JPM Daily ETF, GraniteShares 1.5x Long LCID Daily ETF, GraniteShares 1.5x Short LCID Daily ETF, GraniteShares 1.5x Short META Daily ETF, GraniteShares 1.5x Short NVDA Daily ETF, GraniteShares 1.5x Long RIVN Daily ETF, GraniteShares 1.5x Short RIVN Daily ETF, GraniteShares 1.75x Long TSLA Daily ETF, GraniteShares 1.5x Short TSLA Daily ETF, GraniteShares 1.5x Long XOM Daily ETF, and GraniteShares 1.5x Short XOM Daily ETF (the “Funds”).

The Trust has is providing the below information in response to the comment given by you via telephone to Matthew Tobin on January 19, 2024. The comment is summarized below, with a corresponding response, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

Comment 1.	The Staff has concerns that the designated indexes that will serve as the designated reference portfolios the funds now plan to use for purposes of calculating the relative value at risk may not reflect the markets or asset classes in which the funds will invest as required by Rule 18(f)(4). Please supplementally explain to Staff (1) how indexes the funds plan to use reflect the markets or asset classes in which the funds invest and (2) how the fund’s derivatives risk manager determined that the indexes are appropriate.

Response:

As disclosed in the response letter dated July 18, 2022, to the Commission, the policy developed by fund’s derivative risk manager (FDRM) was to select benchmarks based on the strength of their economic relation with the Underlying Stock. One of the main criteria of identifying the strength of the economic relation was through measuring the correlation of performance between the Underlying Stock and a set of benchmarks. That approach assumes that the higher the correlation of performance between the 2 assets the higher is their economic relationship.

The FDRM does not deny the validity of the logic of selecting a benchmark based on its economic relationship with the Underlying Stocks. However, the FDRM observed that the implementation of such policy could naturally lead to selecting benchmarks in which the Underlying Stocks represented a significant weight in the benchmarks.

This observation led the FDRM to question whether a benchmark heavily weighted in the same Underlying Stock over time still represents the industry under which the Underlying Stock operates.

The FDRM believes that the benchmarks that have been selected rely on methodologies that are more representative of the respective sectors or markets in which the Underlying Securities operate than the benchmarks that were referenced in the previous registrations.

Industry specific exposure:

The FDRM believes that industry specific benchmarks more accurately represent the environment under which the Underlying Stock operates and are less subject to interpretation than thematic benchmarks. The selected benchmarks select constituents solely based on their industry classification, which is performed by a third party, in the present case FactSet. The selected benchmarks do not rely on extensive research that aims at finding economic relations between constituents.

For instance:

○	To be eligible in the Indxx High Volatility Internet Retail Industry Index, a constituent must be classified in the Internet Retail industry as defined by FactSet. Amazon.com is classified by Factset as a stock in the Internet Retail Industry, hence the benchmark is appropriate.

○	To be eligible in the Indxx High Volatility Motor Vehicles Industry Index, a constituent must be classified in the Motor Vehicles industry as defined by FactSet. Tesla Inc is classified by Factset as a stock in the Motor Vehicles Industry, hence that benchmark is appropriate.

The other stocks follow the same logic and the respective benchmarks have been selected to more accurately represent the respective industries and markets in which the Underlying Stocks operate in.

Global exposures:

The benchmarks are global and hence allow for international companies to be eligible for inclusion which is more in line with the Underlying Stocks and the markets in which they operate.

For instance, as of 4th quarter of 2023, more than to 50% of Meta Platform Inc’s revenue was generated outside the United States and more than 70% in the case of NVIDIA Corp.

Aim to limit the impact of dominant diversified players:

A growing number of industry indices are dominated by a few global corporations that may have diversified operations.

Apple Inc, for instance, is classified as operating in the Telecommunication Equipment Industry. Since Apple Inc has one the largest market capitalization in the world, the company tends to dominate the benchmarks aiming to represent the industry in which Apple Inc operates. Apple Inc however has expanded its services business (cloud services, payment services…) from 12.5% of its revenues in the 4th quarter 2019 to 22.0% in the 4th quarter 2023, a trend the company expects to continue in the future, which makes it a less pure player in the Telecommunication Equipment Industry.

Most industry benchmarks fail to incorporate players smaller in size but might be generating substantially all their revenue from a given industry. A significant drawback of this approach is that the benchmark performance can be a less accurate proxy of the industry volatility it aims to represent.

The selected benchmarks address that issue by allowing for all industry players to be incorporated in a meaningful way.

Aim to limit the impact of a single constituent over time:

The benchmarks have diversification constraints so that the performance of the index cannot be solely attributed to a single stock.

The indices reconstitute semi-annually, so that no constituent can drive the performance of the index over a long period of time.

Accuracy of the data and performance replication:

The selected benchmarks (i) exclude stocks listed in frontier markets, (ii) require constituents to trade at least US$1m average daily volume over a 6-month period, and (iii) require each constituent to have at least 6 months of active trading.

Those screens provide a high level of confidence that the performance data can be trusted and represent an appropriate reference for measuring the volatility levels of a given industry.

The FDRM believes that the selected benchmarks represent an improvement over the benchmarks selected in previous registrations, both in terms of accuracy of industry exposure and accuracy of the available index data and for these reasons are considered appropriate for the purpose of rule 18(f)(4).

The FDRM believes that its risk management policy became more robust by making it consistent across all the Underlying Stocks. The potential reference benchmarks share a common index methodology and index universe. A benchmark is automatically and solely designated as reference portfolio based on the industry classification in which the Underlying Stock operates. As a result, the risk management policy becomes mostly rule based and limits the ability of making discretionary decisions.

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If you have any questions or additional comments, please call the undersigned at 216-566-5706.

Very truly yours,

/s/ Andrew Davalla
Andrew Davalla

cc: JoAnn M. Strasser